Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and nine months ended July 31, 2014 and 2013

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Property and Equipment

6.	Deferred Development Costs

7.	Intangible Assets and Patents

8.	Shareholders’ Equity , Stock Options, Bridge Loan and Loss per Share

9.	Income Taxes

10.	Expenses

11.	Management Compensation and Related Party Transactions

12.	Commitments and Contingencies

13.	Segmented Information

14.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	July 31,	October 31,
	2014	2013
Assets
Current assets:
Cash and short term investments	$576,668	$821,283
Deposits and other receivables (Note 11)	546,413	234,741
	1,123,081	1,056,024

Property and equipment, net (Note 5)	23,319	13,998
Deferred development costs (Note 6)	2,559,973	928,077
Intangible assets, net (Note 7)	82,247	96,761
Patents, net (Note 7)	189,940	71,595
	$3,978,560	$2,166,455

Liabilities and Shareholders' Equity
Current liabilities:
Bridge loans (Note 8)	$-	$290,014
Accounts payable and accrued liabilities	860,614	340,122
	$860,614	$630,136
Shareholders' Equity
Share capital: (Note 8) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 177,011,044 common shares (2013: 158,491,425) (Note 8)	$62,877,591	$57,757,170
Contributed surplus (Note 8)	32,528,882	32,822,327
Deficit	(92,288,527)	(89,043,178)
	3,117,946	1,536,319

	$3,978,560	$2,166,455

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

	Three Months Ended July 31		Nine Months Ended July 31
	2014	2013	2014	2013

Revenues	$125,000	-	$125,000	-

Costs and expenses (income):
Administration	$68,884	$73,699	$251,351	$297,164
Professional, other fees and salaries (Note 10)	728,112	333,430	1,459,782	1,056,532
Stock - based compensation	-	-	379,253	168,386
Development costs (Note 10)	795,242	19,406	807,990	122,738
Travel related costs	121,945	49,397	273,517	138,881
Amortization of property and equipment	1,869	1,132	5,521	3,205
Amortization of intangible assets and patents	-	4,838	-	14,514
Foreign exchange loss	11,359	3,235	24,303	3,653

	1,727,411	485,137	3,201,717	1,805,073

Loss from operations	(1,602,411)	(485,137)	(3,076,717)	(1,805,073)

Other Expenses
(Gain) loss on revaluation of embedded derivatives	-	-	-	(40,750)
(Gain) loss on revaluations of derivative warrants liability (Note 8)	-	(224,106)	-	(1,070,202)

Net loss before income taxes	(1,602,411)	(261,031)	(3,076,717)	(694,121)

Income taxes (Note 9)	-	-	-	-

Net loss and comprehensive loss	$(1,602,411)	$(261,031)	$(3,076,717)	$(694,121)

Loss per share - basic and diluted	$(0.01)	$(0.00)	$(0.02)	$(0.00)

Weighted average number of shares	174,799,523	149,217,974	168,351,746	144,440,667

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

	Three Months Ended July 31		Nine Months Ended July 31
	2014	2013	2014	2013

Cash flows from operating activities:
Net loss	$(1,602,411)	$(261,031)	$(3,076,717)	$(694,121)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and intangible assets	-	4,838	-	14,514
Amortization of property and equipment	1,869	1,132	5,521	3,205
Accretion expense	-	-	-	19,381
Stock based compensation	-	-	379,253	168,386
Increase (Decrease) in deposits and other receivables	(191,975)	(35,234)	(311,672)	(116,122)
(Decrease) Increase in accounts payable and accrued liabilities	597,386	66,402	566,533	(92,840)
(Gain) loss on revaluation of derivative warrant liability	-	(224,106)	-	(1,070,202)
(Gain) loss on revaluation of embedded derivatives	-	-	-	(40,750)

Net cash used in operating activities	(1,195,131)	(447,999)	(2,437,082)	(1,808,549)

Cash flows from investing activities:
Purchase of property and equipment	(962)	1,678	(16,508)	(8,817)
Patents	(21,101)	(85,205)	(148,206)	(112,936)
Deferred development costs	(529,481)	(57,235)	(1,631,896)	(258,495)

Net cash used in investing activities	(551,544)	(140,762)	(1,796,610)	(380,248)

Cash flows from financing activities:
Issue of common shares	1,090,889	453,046	3,976,991	2,160,138
Subscription received	-	-	-	-
Bridge loans advances	-	17,071	29,157	61,606
Bridge loan repayments	-	(17,071)	(17,071)	(193,159)
Net cash provided by financing activities	1,090,889	453,046	3,989,077	2,028,585

Increase (decrease) in cash	(655,786)	(135,715)	(244,615)	(160,212)

Cash, beginning of period	1,232,454	220,532	821,283	245,029

Cash, end of period	$576,668	$84,817	$576,668	$84,817

Supplemental cash flow information:
Interest paid (classified in operating activities)	-	17,071	28,640	66,422

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed	Equity	Deficit	Total
	shares		surplus	component
				0f Bridge loan

Balance as at November 1, 2012	136,430,555	$54,728,239	$26,634,177	$1,557	$(82,268,003)	$(904,030)

Private placement of units for cash	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs		(35,482)				(35,482)
Stock based compensation	-	-	368,790	-	-	368,790
Warrants issued on private placements	-	(863,863)	377,234	-	-	(486,629)
Warrants extended	-	-	264,938	-	(841,247)	(576,309)
Warrants exercised	5,953,913	822,391				822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified			5,224,863			5,224,863
Net loss and comprehensive loss	-	-	-	-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	158,491,425	57,755,613	32,822,327	1,557	(89,043,178)	1,536,319

Balance as at October 31, 2013	158,491,425	57,755,613	32,822,327	1,557	(89,043,178)	1,536,319

Stock based compensation	-		379,253	-	-	379,253
Warrants extended	-		168,632	-	(168,632)	-
Warrants exercised	16,002,118	3,976,991	-	-	-	3,976,991
Fair value of warrants exercised	-	3,527,357	(3,527,357)	-	-	-
Bridge loan converted	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan	-	(2,684,470)	2,684,470	-	-	-
Net loss and comprehensive loss	-	-	-	-	(3,076,717)	(3,076,717)
Balance at July 31, 2014	177,011,044	62,877,591	32,528,882	-	(92,288,527)	3,117,946

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized sensor applications for companies operating internationally in a variety of industries.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on September 29, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the nine months ended July 31, 2014, the Company reported a loss from operations of $3,076,717 (2013: $1,805,073) The Company’s working capital position at July 31, 2014 is $262,467 (October 31, 2013: $425,888 ).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through to October 31, 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there is doubt the Company can continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed interim quarterly consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”) and comply with the requirements of IAS standard 34, Interim Financial Reporting.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment are as follows:

i)	The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants and unit private placements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from commercial agreements with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At July 31, 2014, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

	e)	Accounting Policies:

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2013.There have been no changes in accounting policies or methods of application of accounting policies in the period ending July 31, 2014.

f)	New Standards:

The Company is currently evaluating the impact of IFRS 15- a revised draft standard relating to revenue from contracts with customers.

g)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the nine months ending July 31, 2014 from that which was reported at October 31, 2013.

h)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending July 31, 2014 from those disclosed at October 31, 2013.

i)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

5.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2012	$40,734	$25,989	$66,723
Additions	14,839	-	$14,839
Disposals	(6,360)		$(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	$16,508
Disposals	(13,434)	-	$(13,434)
Balance at July 31,2014	$52,287	$25,989	$78,276

Accumulated amortization	Computers	Furniture and	Total
		Equipment

At November 1, 2012	$34,947	$25,989	$60,936
Amortization for the year	4,989	-	4,989
Adjustment for disposals/write off	(4,721)		(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the period	5,522	-	5,522
Adjustment for disposals/write off	(11,769)	-	(11,769)
Balance at July 31,2014	$28,968	$25,989	$54,957

Net book value at October 31, 2013	$13,998	-	$13,998
Net book value at July 31, 2014	$23,319	-	$23,319

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

6.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

Cost

At November 1, 2012	$718,163
Additions	677,445
Recovery of deferred development costs	(233,290)
Writedown of projects costs	(234,241)
Year ended October 31, 2013	$928,077

At November 1, 2013	$928,077
Additions	1,719,186
Recovery of deferred development costs	(87,290)
Writedown of projects costs	-
Balance at July 31,2014	$2,559,973

Additions to deferred development costs includes amortization of $44,375 (2013 - $17,612) relating to patents and intangible assets.

.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

7.	INTANGIBLE ASSETS AND PATENTS

Intangible Assets:
At November 1, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465
At November 1, 2013	$135,465
Additions	-
Balance at July 31,2014	$135,465
Accumulated amortization
At November 1, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704
At November 1, 2013	$38,704
Amortization for the period	14,514
Balance at July 31,2014	$53,218
Net book value at October 31, 2013	$96,761
Net book value at July 31, 2014	$82,247

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

7.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents:
At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2013	$134,172
At November 1, 2013	$134,172
Additions	148,206
Balance at July 31,2014	$282,378
Amortization
At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577
At November 1, 2013	$62,577
Amortization for the period	$29,861
Balance at July 31,2014	$92,438
Net book value at October 31, 2013	$71,595
Net book value at July 31, 2014	$189,940

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE

	a)	Share Capital:

	Number of	Amount
	Shares	$

Balance at November 1, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 15)	16,106,957	2,910,531
Warrants exercised	5,953,913	822,392
Warrants issued on private placements (Note 15)	-	(863,863)
Fair value of warrants exercised	-	193,796
Financing costs	-	(35,482)
Balance at October 31, 2013	158,491,425	$57,755,613

Private placement of units for cash (Note 8)	-	-
Warrants exercised	16,002,118	3,976,991
Fair value of warrants exercised	-	3,527,357
Bridge loan converted	2,517,501	302,100
Warrants issued on conversion of bridge loans (Note 8)	-	(2,684,470)
Financing costs	-	-

Balance at July 31, 2014	177,011,044	$62,877,591

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options:

In April 2014, the Company issued 630,000 stock options to certain officers, directors and employees and recorded stock compensation expense relating to these options grants of $379,253. During the nine months ended July 31, 2013 the Company issued 1,090,000 stock options and recorded stock compensation expense of $168,386.

Stock compensation expense is a non cash charge calculated in accordance with the Black Scholes option pricing model. In determining the stock compensation expense as reported, the Company used the following assumptions:

	2014	2013
Share price	$0.63-0.85	$0.30
Volatility factor (based on historical volality)	112%-113%	108%
Risk free interest rate	1.60%	1.37%
Dividend yield	0%	0%
Expected life	5 years	5 years

The Company reports the following stock options outstanding at July 31, 2014, all of which are exercisable:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

				Weighted
				average
				remaining
				life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		1.7	April 5, 2016
October 31, 2011	7,275,000	0.20		2.3	October 31, 2016
April 10, 2012	1,905,000	0.35		2.7	April 10, 2017
January 22, 2013	1,090,000	0.30	CDN	3.5	January 22, 2018
September 16, 2013	780,000	0.27	CDN	4.1	September 16, 2018
October 17, 2013	300,000	0.35		4.2	October 17, 2018
February 10, 2014	350,000	0.85		4.5	February 10, 2019
April 25, 2014	280,000	0.64		4.7	April 25, 2019
	12,105,000

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

	c)	Loss Per Share:

The calculation of basic and diluted loss per share for the period ended July 31, 2014 was based on the loss attributable to common shareholders of $3,076,717 (2013 - $694,121) divided by the weighted average number of common shares outstanding of 168,351,746 (2013 – 144,440,667). Diluted loss per share did not include the effect of outstanding stock options and warrants outstanding as they are anti-dilutive.

d)	Private Placements:

The Company did not complete any private placements with investors during the nine month period ending July 31, 2014. During the nine month period ended July 31, 2013 the Company completed private placements with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. It issued a total of 9,452,424 units, each unit consisting of a common share and a common share purchase warrant and realized proceeds of $1,505,686.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

	e)	Share Purchase Warrants:

(i)	During the three and nine month periods ending January 31, April 30, and July 31, the Company realized proceeds from the exercise of common share purchase warrants as follows.

	2013	2014
Warrants exercised, quarter ending January 31,	3,393,912	6,325,224
Proceeds realized	$428,650	$1,486,022

Warrants exercised, quarter ending April 30,	753,334	6,023,999
Proceeds realized	$132,220	$1,400,080
Warrants exercised, quarter ending July 31,	1,120,000	3,653,495
Proceeds realized	$129,064	$1,090,889

(ii)

In the three months ended January 31, 2014 the Company extended the expiry date on a total of 1,405,026 common share purchases warrants which would have otherwise expired in the period. These warrants were extended for a period of six months in each case. The strike price of these warrants was changed from $0.50 per warrant $0.55 per warrant. The Company recorded a charge to the Deficit as reported of $1,594 with an offsetting charge to contributed surplus to reflect this extension, calculated in accordance with the Black Scholes option pricing model.

In the three months ended January 31, 2013 the Company extended the expiry date on a total of 3,871,369 common share purchase warrants denominated in $ Canadian and $ US. These warrants were extended for a period of 12 months in each case. The strike price of these warrants remained the same. The Company recorded a charge to Deficit of $287,321 with an offsetting charge to contributed surplus and the derivative warrant liability to reflect these extensions, calculated in accordance with the Black Scholes option pricing model.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

The assumptions used in applying the Black Scholes model were as follows

	2014	2013
Share price	$0.55	$020 - $0.55
Volatility factor (based on historical volality)	127%	41-142%
Risk free interest rate	1.02%	1.02 - 1.04%
Dividend yield	0%	0%
Expected life	6 months	12 months

The continuity of outstanding share purchase warrants is as below:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized

Balance outstanding at October 31,2012	19,692,968	$0.27
Exercised	(5,953,913)	($0.14)	822,391
Expired	(85,000)	($0.15)
Granted	16,106,957	$0.24
Balance outstanding at October 31, 2013	29,761,012	$0.28	-
Exercised	(16,002,118)	(0.25)	3,976,991
Expired	(382,333)	(0.49)
Granted on conversion of bridge loan	2,517,501	$0.12
Balance at July 31, 2014	15,894,062	$0.28

f)	Derivative Warrant Liability:

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants was converted from $CDN to $US. As a result, these warrants were no longer considered nor reported as a derivative warrant liability. These warrants were revalued at October 28, 2013 and this value was removed from derivative warrant liability and recorded to contributed surplus.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

In the nine month period ended July 31, 2013 the Company reported a non-cash gain on the revaluation of the derivative warrant liability of $1,070,202. This gain was calculated in accordance with the Black Scholes option pricing model using assumptions which have been previously disclosed.

g)	Bridge Loans:

On December 2, 2011, the Company secured $285,000 CDN of bridge loans from a group of arm’s length investors with maturities of six months. The loans were unsecured, with an interest rate of 2% per month (effective interest rate – 26%) and were convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loans was extended on a month to month basis in July 2012.

These bridge loans were converted to 2,517,501 units in January 2014 (note 8(e)). Each unit consisted of one common share and one common share purchase warrant. The warrants have a strike price of $0.12 per common share and expire on January 27, 2015 in not exercised by that date.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

h)	Contributed Surplus:

Balance outstanding at November 1, 2012	$26,634,177

Stock based compensation expense relating to stock options issued	368,790
Common share purchase warrants
(a) Issued	377,234
(b) Extended	264,938
CDN warrants converted to USD	5,224,863
Fair value of warrants exercised	(47,675)
Balance at October 31, 2013	$32,822,327

Stock based compensation expense relating to stock options issued	379,253
Common share purchase warrants
(a) Issued	2,684,470
(b) Extended	168,632
Bridge loan converted	1,557
Fair value of warrants exercised	(3,527,357)
Balance at July 31, 2014	$32,528,882

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

9.	INCOME TAXES

The Company has non-capital losses of approximately $21.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of July 31, 2014 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2014	$977,818	-	$977,818
2015	3,079,475	-	3,079,475
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,303,792	5,254	2,309,046
2027	1,937,308	3,459	1,940,767
2028	10,045	55,519	65,564
2029	1,985,484	463,610	2,449,094
2030	2,678,936	1,886,778	4,565,714
2031	1,613,975	48,808	1,662,783
2032	1,788,704	333,962	2,122,666
2033	2,197,482	235,583	2,433,065
	$18,573,019	$3,064,412	$21,637,431

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

10.	EXPENSES

Administration
The components of general and administration expenses are as follows:

	2014	2013

General and administrative	$47,409	$48,259
Rent and occupancy cost	64,448	67,364
Bad debt expense	17,549	-
Interest income	(17,549)	-
Interest expense	28,640	61,606
Accretion expense	-	19,381
Insurance	46,374	46,230
Telephone	17,940	14,010
Investor relations, listing and filling fees	46,540	41,314
	$251,351	$297,164

Professional, other fees and salaries
The components of professional, other fees and salaries expenses are as follows:

	2014	2013

Professional fees	$218,372	$179,594
Consulting fees	934,997	628,423
Salaries and benefits	306,413	248,515
	$1,459,782	$1,056,532

Development Costs
The components of development costs are as follows:

	2014	2013
Net project expenses incurred	$807,990	$122,738

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

11.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)

Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the period ended July 31 was $103,433 of cash compensation and $nil of stock based compensation (2013 - $110,611 of cash compensation and $ 11,586 of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the period ended July 31, 2014 was $714,322 of cash compensation and $315,057 of stock based compensation (2013 - $408,370 of cash compensation and $92,688 of stock based compensation).

(c)	Advances:

In 2014 the Company has advanced $385,514 to certain officers and employees. These funds are recoverable against future compensation due to the officers and employees and are fully open to repayment at any time by these individuals.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

12.	COMMITMENTS AND CONTINGENCIES

a)

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $44,000; commitment between years 2-5 of $87,000.

	b)	Legal matters:

There are currently no legal matters outstanding to which the Company is a party. The Company maintains insurance policies that provide coverage against certain claims.

13.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets:

	July 31,	October 31,
	2014	2013

Canada	645,240	415,533
United States	2,210,239	694,898
	2,855,479	1,110,431

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and nine months ended July 31, 2014 and 2013

14.	SUBSEQUENT EVENTS

Between August 1, 2014 and September 26, 2014 the Company realized proceeds of $630,365 from the exercise of 3,149,911 common share purchase warrants.

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